Exhibit 99.2

For analyst and media enquiries, please call Sean O’Sullivan on +61 2 82745246

21 May 2012

4th quarter net operating profit US$32.1m

Full year net operating profit US$140.4m

(excluding asbestos, asset impairments,

ASIC expenses and tax adjustments)

James Hardie announces ordinary dividend

of US38 cents per security

James Hardie today announced a US$32.1 million net operating profit, excluding asbestos, asset impairments, ASIC expenses and tax adjustments, for the quarter ended 31 March 2012. This represents a decrease of 4% compared to the corresponding quarter of the prior year.

For the full year, net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% to US$140.4 million from US$116.7 million in the prior corresponding period.

CEO Commentary

“Operating earnings for the 2012 financial year were solid. Revenue improved in our US and European businesses; however, an increase in fixed manufacturing and organisational costs constrained overall levels of profitability,” said James Hardie CEO, Louis Gries.

“The Asia Pacific businesses improved their contribution to the group but market conditions, particularly in Australia, softened as the year progressed,” Mr. Gries added.

“Overall, 2012 was another demanding financial year for James Hardie, although we are pleased that our businesses gained both category and market share and that the group continues to be both operationally and financially strong.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 8. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments and ASIC expenses”, “EBIT margin excluding asbestos, asset impairments and ASIC expenses”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos and asset impairments”, “Effective tax rate excluding asbestos, asset impairments and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and domicile change related costs”). Unless otherwise stated, results and comparisons are of the 4th quarter and full year of fiscal year 2012 versus the 4th quarter and full year of fiscal year 2011.

Media Release: James Hardie – 4th Quarter and Full Year FY12	1

“The favourable outcome from protracted tax litigation in Australia late in the financial year resulted in the receipt of a US$396 million cash refund during the fourth quarter. The recognition of the related accounting adjustments in our fourth quarter and full year results draws to an end the material financial effects of a number of legacy issues we’ve managed in the past few years,” Mr. Gries added.

Operating Performance

For the quarter, total net sales increased 7% to US$309.3 million, gross profit was down 1% to US$95.6 million and EBIT excluding asbestos, ASIC expenses and asset impairments decreased 18% to US$38.5 million compared to the prior corresponding quarter. EBIT including asbestos, ASIC expenses and asset impairments for the quarter decreased from US$50.8 million in the prior corresponding quarter to a loss of US$12.1 million in the current quarter.

For the full year, total net sales increased 6% to US$1,237.5 million, gross profit was up 4% to US$407.0 million and EBIT excluding asbestos, ASIC expenses and asset impairments increased 3% to US$189.5 million. EBIT including asbestos, ASIC expenses and asset impairments increased from US$104.7 million to US$155.5 million.

4th Quarter and Full Year Results at a Glance

US$ Millions	Q4 FY 2012	Q4 FY 2011	% Change	FY 2012	FY 2011	% Change
Net sales	$309.3	$288.4	7	$1,237.5	$1,167.0	6
Gross profit	95.6	96.9	(1)	407.0	391.9	4
EBIT excluding asbestos, ASIC expenses and asset impairments	38.5	46.8	(18)	189.5	184.0	3
AICF SG&A expenses	(0.5)	(0.5)	—	(2.8)	(2.2)	(27)
Asbestos adjustments	(31.0)	5.3	—	(15.8)	(85.8)	82
ASIC related (expenses) recoveries	(0.1)	(0.8)	88	(1.1)	8.7	—
Asset impairments	(14.3)	—	—	(14.3)	—	—
EBIT	(7.4)	50.8	—	155.5	104.7	49
Net interest expense	(3.7)	(1.1)	—	(7.4)	(4.4)	(68)
Other income (expense)	3.5	0.9	—	3.0	(3.7)	—
Income tax expense	488.3	(52.4)	—	453.2	(443.6)	—
Net operating profit (loss)	480.7	(1.8)	—	604.3	(347.0)	—
Earnings (loss) per share - diluted (US cents)	109.8	(0.4)	—	138.0	(79.7)	—

Net operating profit including asbestos, asset impairments, ASIC expenses and tax adjustments for the quarter was US$480.7 million, compared to a loss of US$1.8 million in the corresponding quarter of the prior year.

For the full year, net operating profit including asbestos, asset impairments, ASIC expenses and tax adjustments, moved from a loss of US$347.0 million in the prior year to a profit of US$604.3 million. The loss in the prior year included a non-cash charge of US$345.2 million for corporate income tax expense, penalties and interest following RCI Pty Ltd’s (RCI) September 2010 loss in the Federal Court of Australia appealing against an Australian Taxation Office (ATO) amended assessment relating to fiscal year 1999.

Media Release: James Hardie – 4th Quarter and Full Year FY12	2

Following the Full Federal Court’s subsequent ruling to uphold the James Hardie subsidiary’s appeal of the amended assessment, the ATO filed application for special leave to appeal to the High Court of Australia. On 10 February 2012, the High Court declined the ATO’s application for special leave to appeal the decision of the Full Federal Court.

Accordingly, the matter was finalised in RCI’s favour with an income tax benefit of US$485.2 million recognised in the quarter and full year results. The income tax benefit includes amounts refunded by the ATO, the reversal of an accounting provision for the unpaid portion of the amended assessment, partially offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible. Readers are referred to Note 14 of the company’s 31 March 2012 consolidated financial statements for further information.

The fourth quarter and full year reflect unfavourable asbestos adjustments of US$31.0 million and US$15.8 million, respectively. For the quarters ended 31 March 2012 and 2011, the Australian dollar appreciated against the US dollar by 2%. For the full year, the Australian dollar depreciated against the US dollar by 1%, compared to a 13% appreciation in the prior year.

For the quarter, net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments decreased 4% to US$32.1 million. For the full year, net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% to US$140.4 million, as shown in the following table:

US$ Millions	Q4 FY 2012	Q4 FY 2011	% Change	FY 2012	FY 2011	% Change

Net operating profit (loss)	$480.7	$(1.8)	—	$604.3	$(347.0)	—

Excluding:

Asbestos:
Asbestos adjustments	31.0	(5.3)	—	15.8	85.8	(82)
AICF SG&A expenses	0.5	0.5	—	2.8	2.2	27
AICF interest income	(1.1)	(1.9)	42	(3.3)	(4.3)	23
Tax (benefit) expense related to asbestos adjustments	(2.6)	6.3	—	(2.7)	6.9	—

Asset impairments	14.3	—	—	14.3	—	—

ASIC related expenses (recoveries)	0.1	0.7	(86)	1.1	(7.6)	—

Tax benefit related to asset impairments	(5.0)	—		(5.0)	—

Tax adjustments ¹	(485.8)	34.8	—	(486.9)	380.7	—

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$32.1	$33.3	(4)	$140.4	$116.7	20

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments (US cents)	7.3	7.6	(4)	32.1	26.7	20

¹	The current quarter and full year includes an income tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. The full year results in the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the Consolidated Financial Statements for further information.

Media Release: James Hardie – 4th Quarter and Full Year FY12	3

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments for the quarter decreased 4% to US7.3 cents, compared to US7.6 cents in the corresponding quarter of the prior year. For the full year, diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments increased 20% to US32.1 cents compared to US26.7 cents in the corresponding period of the prior year.

USA and Europe Fibre Cement

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 104,600 in the March 2012 quarter, 17% above the March 2011 quarter. For the full year to 31 March 2012, single family housing starts of 445,600 were relatively flat compared to the previous corresponding period.

Against this background, USA and Europe Fibre Cement EBIT excluding asset impairments decreased 5% for the quarter due to a lower average net sales price and higher fixed manufacturing and organisational costs, partially offset by higher sales volume, lower input costs (primarily pulp) and improved plant performance.

For the full year, USA and Europe Fibre Cement EBIT excluding asset impairments increased 1% due to higher sales volume, partially offset by higher fixed manufacturing and organisational costs and a lower average net sales price.

For the quarter, the average NBSK pulp price was 10% lower at US$870 per ton, compared to the corresponding quarter of last year. For the full year, the average NBSK pulp price was 3% lower at US$952 per ton, compared to the prior year. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Despite ongoing challenges in the housing market, including tight credit conditions, elevated unemployment rates and a shadow inventory of foreclosed homes, the quarter and full year reflected a more stable market environment and consistent operating results when compared with the prior corresponding periods. Although some industry data suggest increased interest among potential homebuyers, builder confidence remains at low levels and caution remains due to the many challenges that continue to inhibit a sustainable recovery in the overall housing market and broader US economy.

Asia Pacific Fibre Cement

According to Australian Bureau of Statistics data, the total number of new dwellings approvals for the full year to 31 March 2012 (on an original basis) decreased 11% when compared to the prior corresponding period. For the quarter, on the same basis, the decrease was 7%. The reduction in new dwellings approved reflects weaker consumer confidence and a slowing of the broader Australian economy.

Notwithstanding the softening operating environment, the Australian business gained both market and category share in the 2012 financial year.

For both the quarter and full year, the New Zealand business’ sales volumes were lower than the equivalent periods of the prior year and the New Zealand housing market remains very subdued.

The Philippines business’ results reflected modest gains in sales volumes for the quarter and full year, compared to the prior corresponding periods.

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Impairment Charge

The company recorded an asset impairment charge of US$14.3 million in the year ended 31 March 2012 related to machinery and equipment in the USA and Europe Fibre Cement segment.

Cash Flow

Net operating cash flow increased US$240.0 million from US$147.2 million in the prior year to US$387.2 million for the full year. Net operating cash flow was favourably impacted by a cash refund of US$396.3 million from the ATO, reflecting RCI’s successful appeal of a 1999 disputed amended tax assessment, as set forth above, partially offset by a contribution to AICF of US$51.5 million in July 2011 (compared to US$63.7 million in the prior year) and the company’s early contribution to AICF of US$138.7 million on 2 April 2012, which was reflected as restricted cash at 31 March 2012.

Excluding the ATO cash refund and contributions to AICF, net operating cash flow decreased 14% from US$210.9 million in the prior year to US$181.1 million. Net operating cash flow was unfavourably impacted by a payment of withholding taxes of US$35.5 million arising from the company’s corporate structure simplification, as announced on 17 May 2011, of which US$32.6 million was recognised as an expense in the final quarter of financial year 2011, and settlements of interest rate swap contracts, which resulted in a realised loss of US$7.5 million. These unfavourable movements were partially offset by an unrelated tax refund of US$12.3 million.

For the full year ended 31 March 2012, capital expenditure for the purchase of property, plant and equipment decreased to US$35.8 million, compared to US$50.3 million in the same period of the prior year.

Capital Management

The company announced today a new share buyback program to acquire up to 5% of its issued capital. Under the existing share buyback program, which was announced on 17 May 2011, the company acquired no shares in the fourth quarter and acquired approximately 3.4 million shares during the full year ended 31 March 2012.

The acquired shares had an aggregate cost of A$19.1 million (US$19.0 million) and the average price paid per share was A$5.59 (US$5.55). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. As of 31 March 2012, all acquired shares had been officially cancelled.

The total shares acquired by the company under its share buyback program to date represent 0.8% of the company’s issued capital at 31 March 2012.

Dividend

The company announced today an ordinary dividend of US38.0 cents per security. When added to the interim ordinary dividend of US4.0 cents per security, paid from earnings in the first-half of financial year 2012, the full year dividend is US42.0 cents per security.

The full year dividend is at the top end of the dividend payout ratio of 20% to 30% announced by the company in May 2011. The company intends to make further distributions to shareholders in the near term and to improve capital efficiency through a more appropriately leveraged balance sheet. This may be achieved, in part, with an increase in the dividend payout ratio.

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Outlook

While some encouraging industry data points emerged during the final quarter of the 2012 financial year, the company is planning for the market to be up only slightly over the prior year.

The rate of improvement in the US housing market continues to be inhibited by tight credit conditions, large but declining levels of excess inventory, high levels of unemployment, and uncertainty regarding house values.

In Australia, market conditions softened during the year, reflecting the continued deterioration in consumer confidence. Despite the Reserve Bank of Australia’s recent reductions in official interest rates, market forecasters expect Australia’s residential construction activity to continue to contract in the coming 12 months.

The New Zealand market continues to operate at subdued levels.

Additionally, while US dollar pulp prices have fallen from their highs, they remain at elevated levels and the business continues to contend with higher freight costs than in previous periods.

Further Information

Readers are referred to the company’s Consolidated Financial Statements and Management’s Analysis of Results for the period ended 31 March 2012 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Consolidated Financial Statements. Readers are referred to Notes 11, 13 and 15 of the company’s 31 March 2012 Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.

END

Media Release: James Hardie – 4th Quarter and Full Year FY12	6

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5246
Vice President Investor and Media Relations	Email: media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 21 May 2012, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2011 with the SEC on 29 June 2011 and, subsequently, filed an amendment to the annual report on Form 20-F/A with the SEC on 14 July 2011.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

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Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

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Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos, asset impairments and ASIC expenses – EBIT and EBIT margin excluding asbestos, asset impairments and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

EBIT	$(7.4)	$50.8	$155.5	$104.7

Asbestos:
Asbestos adjustments	31.0	(5.3)	15.8	85.8
AICF SG&A expenses	0.5	0.5	2.8	2.2

Asset impairments	14.3	—	14.3	—

ASIC related expenses (recoveries)	0.1	0.8	1.1	(8.7)

EBIT excluding asbestos, asset impairments and ASIC expenses	38.5	46.8	189.5	184.0

Net sales	$309.3	$288.4	$1,237.5	$1,167.0

EBIT margin excluding asbestos, asset impairments and ASIC expenses	12.4%	16.2%	15.3%	15.8%

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

Net operating profit (loss)	$480.7	$(1.8)	$604.3	$(347.0)

Asbestos:
Asbestos adjustments	31.0	(5.3)	15.8	85.8
AICF SG&A expenses	0.5	0.5	2.8	2.2
AICF interest income	(1.1)	(1.9)	(3.3)	(4.3)
Tax (benefit) expense related to asbestos adjustments	(2.6)	6.3	(2.7)	6.9

Asset impairments	14.3	—	14.3	—

ASIC related expenses (recoveries)	0.1	0.7	1.1	(7.6)

Tax benefit related to asset impairments	(5.0)	—	(5.0)	—

Tax adjustments ¹	(485.8)	34.8	(486.9)	380.7

Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$32.1	$33.3	$140.4	$116.7

Media Release: James Hardie – 4th Quarter and Full Year FY12	9

¹	The current quarter and full year includes an income tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. The full year results in the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the Consolidated Financial Statements for further information.

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011
Net operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments	$32.1	$33.3	$140.4	$116.7

Weighted average common shares outstanding - Diluted (millions)	437.5	437.7	437.9	437.5

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses and tax adjustments (US cents)	7.3	7.6	32.1	26.7

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

Operating (loss) profit before income taxes	$(7.6)	$50.6	$151.1	$96.6

Asbestos:
Asbestos adjustments	31.0	(5.3)	15.8	85.8
AICF SG&A expenses	0.5	0.5	2.8	2.2
AICF interest income	(1.1)	(1.9)	(3.3)	(4.3)

Asset impairments	14.3	—	14.3	—

Operating profit before income taxes excluding asbestos and asset impairments	$37.1	$43.9	$180.7	$180.3

Income tax benefit (expense)	488.3	(52.4)	453.2	(443.6)

Asbestos:
Tax (benefit) expense related to asbestos adjustments	(2.6)	6.3	(2.7)	6.9

Tax benefit related to asset impairments	(5.0)	—	(5.0)	—

Tax adjustments ¹	(485.8)	34.8	(486.9)	380.7

Income tax expense excluding tax adjustments	(5.1)	(11.3)	(41.4)	(56.0)

Effective tax rate excluding asbestos, asset impairments and tax adjustments	13.7%	25.7%	22.9%	31.1%

¹	The current quarter and full year includes an income tax benefit of US$485.2 million recognised upon RCI’s successful appeal of the ATO’s disputed 1999 amended assessment. The full year results in the prior financial year included a charge of US$345.2 million resulting from the dismissal by the Federal Court of Australia of RCI’s appeal of the ATO’s disputed 1999 amended assessment. Readers are referred to Note 14 of the Consolidated Financial Statements for further information.

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EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011

EBIT	$(7.4)	$50.8	$155.5	$104.7
Depreciation and amortisation	17.4	16.0	65.2	62.9

Adjusted EBITDA	$10.0	$66.8	$220.7	$167.6

General corporate costs excluding ASIC expenses and domicile change related costs – General corporate costs excluding ASIC expenses and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q4 FY 2012	Q4 FY 2011	FY 2012	FY 2011
General corporate costs	$6.8	$5.8	$33.9	$26.9

Excluding:
ASIC related (expenses) recoveries	(0.1)	(0.8)	(1.1)	8.7
Domicile change related costs	—	—	—	(1.8)

General corporate costs excluding ASIC expenses and domicile change related costs	$6.7	$5.0	$32.8	$33.8

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Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal

Media Release: James Hardie – 4th Quarter and Full Year FY12	12

proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Media Release: James Hardie – 4th Quarter and Full Year FY12	13